First Pacific Company Limited 18 August 2006
Overseas regulatory announcement

ANNOUNCEMENT

In connection with the Merger between PT Intiboga Sejahtera,PT Sawitra Oil Grains, PT Pratiwimba Utama, PT Gentala Artamas, all domiciled in Jakarta, PT Bitung Menado Oil Industry, domiciled in Manado, (hereinafter those companies will be referred to as the "Merged Companies") with PT Salim Ivomas Pratama,domiciled in Jakarta, (hereinafter referred to as the "Company"), the Board of Directors of the Company as the Surviving Company hereby announce that : (i) the approval from therelevant Authorities and relevant Creditors have been obtained, (ii) the Extraordinary General Meeting of Shareholders of the Company and each of the Merged Companies have approved the Merger, the Merger Proposal and the Draft of Merger Agreement, (iii) the Merger Agreement between the Company and the Merged Companies has been signed (iv) the hand over of all assets, liabilities and business of the Merged Companies to the Company has been executed; therefore the Merger has been completed.

This announcement to comply with the article 34 paragraph 1 of the Government Regulations of the Republic of Indonesia No. 27 year 1998, dated February 24,1998.

Jakarta, August 18, 2006
PT SALIM IVOMAS PRATAMA
The Board of Directors

SUPPL

Dw 9/19